UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 6 January 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X           Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

Issued by Harmony Gold
Mining Company Limited
6 January 2011
For more details contact:
Henrika Basterfield
Investor Relations Officer
+27 (0)82 759 1775 (cell)
+27 11 411 2314(office)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za
JSE:         HAR
NYSE:       HMY
ISIN No.:  ZAE000015228
Registration number:
1950/038232/06
Hidden Valley mine denies nuisance claim over mine sediment
Johannesburg, Thursday 6 January 2011. Please find attached a statement from the Hidden Valley Joint Venture regarding the purported service of a writ upon the
Hidden Valley Joint Venturers.

Hidden Valley mine is in the Morobe province of Papua New Guinea. It is a 50:50
Joint Venture between Papua New Guinea subsidiaries of Harmony Gold Mining
Company Limited and Newcrest Mining Limited of Australia.

Media Release
6 January 2011
HIDDEN VALLEY SERVICES LIMITED
All correspondence to: PO Box 4015, Lae, Morobe Province, Papua New Guinea
T: +675 472 1703 F: +675 472 1705
Hidden Valley Joint Venture denies nuisance claim brought by the
Member for Bulolo
The Hidden Valley Joint Venture denies allegations made against it in a writ purportedly served upon the
PNG Joint Venture companies late yesterday by the legal advisor acting for the Member of Parliament for
Bulolo and a number of customary landowners living along the Watut River.

The Joint Venturers will vigorously defend the litigation should it proceed.

The writ alleges nuisance relating to mine-related sediment and seeks damages and injunctive relief in relation to the Hidden Valley Mine operations.

The issue and purported service of the writ is contrary to the agreement reached between the Member and the Joint Venture (jointly publicly announced on 6 December) to establish an expert technical advisory panel as a vehicle for constructive resolution of sediment related issues in a transparent and cooperative forum.

The pending legal action now prejudices the ability of the Member and his legal advisor to participate in this process.

The issue and purported service of the writ by the Member's legal advisor appears to be prompted by voluntary compensation payments being made by the Joint Venture to communities along the Watut River.
The payments were for flood damage to crops and gardens, to which mine related sediment may have contributed, along with natural events including land slips and major rain events.

These payments have been underway since November and are now almost complete. The vast majority of eligible people have now received their payment. The Member has been fully aware of the status of the payments throughout the payment period.

Additionally, in mid December the Joint Venture formally confirmed with the Member and his legal advisor, that by accepting these compensation payments landowners do not in any way infringe on their future rights to claim further compensation.

Importantly, at Hidden Valley Mine all tailings from the processing of ore are stored permanently in an engineered Tailings Storage Facility. No tailings are discharged from our site.

Hidden Valley Mine has a demonstrated track record of working with communities. A range of effective environmental and community programs are in place and ongoing. The Hidden Valley mine has a 2000-
strong workforce, most of whom are local people.

The Joint Venture remains committed to addressing issues with affected communities in a constructive and expeditious manner.

Media inquiries:
David Wissink
General Manager Sustainability & External Relations
Tel. +675 7100 2406
Email.
david.wissink@morobejv.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 6, 2011
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name: Hannes Meyer
Title: Financial Director